UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of June, 2006
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:
David Roy	Rob Morton	Tara Humphreys
Investor Relations	Corporate Communications	Corporate Communications
(781) 902-8033	(781) 902-8139	(353) 1-637 2146
david.roy@iona.com	robert.morton@iona.com	tara.humphreys@iona.com
IONA NAMES BRUCE RYAN TO BOARD OF DIRECTORS
DUBLIN, Ireland & WALTHAM, Mass. — June 2, 2006 — IONA® Technologies (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced that Bruce J. Ryan has been named to the Company’s Board of Directors and will serve as Chairman of IONA’s Audit Committee. Mr. Ryan joins the board as a non-executive director, filling the vacancy created by the unexpected passing of William Burgess in February 2006.
“We are delighted Bruce is joining IONA’s board and will also serve as Chairman of the Audit Committee,” said Peter Zotto, CEO, IONA. “Bruce brings a wealth of software industry related experience to IONA. His finance expertise and strategic counsel will be significant assets as we continue to deliver the SOA infrastructure our customers use to generate better ROI, modernize their IT systems and lower total operating costs, thereby providing sustainable performance for our shareholders.”
“I’m excited to be joining IONA’s Board of Directors at a time when the company is well positioned to take advantage of the key trends that are shaping the enterprise software landscape,” explained Mr. Ryan. “IONA is demonstrating real leadership in Service Oriented Architecture and the Open Source Software model, and I look forward to being an integral part of IONA’s future growth and success.”
Mr. Ryan currently serves on the boards of Kronos Incorporated and KVH Industries, and previously held board positions with Axeda Systems, CNT Corporation, Enterasys Systems, Inrange Technology Corporation, Perceptive Bio Corp., Ross Systems and Tarantella Corporation. He has held a variety of senior management positions in the high technology industry, most recently as executive vice president and chief financial officer of Global

Knowledge Network, a provider of information technology learning services and certifications. Mr. Ryan was also executive vice president and chief financial officer for Amdahl Corporation and held a variety of senior executive and financial positions at Digital Equipment Corporation. He received a B.S. in Business Administration from Boston College and an M.B.A. from Suffolk University.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables existing enterprise systems to be integrated with an organization’s common infrastructure components. IONA’s sponsorship of the ObjectWeb Celtix open source ESB is a natural extension of the company’s history of solving integration problems by leveraging open standards and distributed architectures.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
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IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: June 5, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer